Exhibit 12-B


                   CHRYSLER CORPORATION AND CONSOLIDATED SUBSIDIARIES
                  COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
                              AND PREFERRED STOCK DIVIDENDS

                                                         Year Ended December 31,
                                            1993       1992       1991(1)    1990        1989
                                                          (Dollars in millions)
Net earnings (loss) from continuing
 operations before cumulative
 effect of changes in accounting
 principles                                $2,415     $  505     $ (538)    $   68     $  323
  Add back:
    Taxes on income                         1,423        429       (272)        79        242
    Fixed charges                           1,433      1,732      2,179      2,783      3,126
    Amortization of previously
     capitalized interest                      94         87         86         81         78
  Deduct:
    Capitalized interest                      176        176        162        140        123
    Undistributed earnings from
     less than fifty-percent owned
     affiliates                                 2          7         11          6         35
Earnings available for fixed charges       $5,187     $2,570     $1,282     $2,865     $3,611

Fixed charges:
  Interest expense                         $1,104     $1,405     $1,869     $2,458     $2,844
  Interest expense of unconsolidated
   subsidiaries                                 -          -          -         15         10
  Capitalized interest                        176        176        162        140        123
  Credit line commitment fees                  10         10         15          6          9
  Interest portion of rent expense            143        139        126        119        121
  Gross-up of preferred stock dividends
   of majority-owned subsidiaries (CFC)
   to a pre-tax basis                           -          2          7         45         19
Total fixed charges                        $1,433     $1,732     $2,179     $2,783     $3,126

Ratio of earnings to fixed charges           3.62       1.48        .59       1.03       1.16

Preferred stock dividend requirements         127        128         -           -          -

Ratio of earnings to fixed charges and
 preferred stock dividend requirements       3.33       1.38         -           -          -

Equity taken up in earnings of less than
 fifty-percent owned affiliates            $    2     $   11     $   13     $    8     $   39
Deduct - Dividends paid by affiliates           -          4          2          2          4
Undistributed earnings from less than
 fifty-percent owned affiliates            $    2     $    7     $   11     $    6     $   35

(1) In 1991, earnings were not sufficient to cover fixed charges. The coverage deficiency was $897 million.

For purposes of computing the ratios of earnings to fixed charges and preferred stock dividend requirements, earnings are determined by adding back fixed charges to earnings (loss) from continuing operations (including equity in net earnings of unconsolidated subsidiaries) before taxes on income and excluding undistributed earnings from less than fifty-percent owned affiliates. Fixed charges consist of interest expense, credit line commitment fees, the interest portion of rent expense and the preferred stock dividend requirements of its majority-owned subsidiaries increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements. The year ended December 31, 1989 has been restated to exclude the effects of discontinued operations.